Exhibit 97.1

EyePoint, Inc.

Incentive Compensation Recovery Policy

Adopted by the Board of Directors (the “Board”) of EyePoint, Inc. (the

“Company”) on September 17, 2023

The Company is committed to conducting business in accordance with the highest ethical and legal standards, and the Board believes that a culture that emphasizes integrity and accountability is in the best interests of the Company and its stockholders and essential to the Company’s success. The Board is therefore adopting this Incentive Compensation Recovery Policy (this “Policy”), hereby replacing the Company’s prior Incentive Compensation Recovery Policy of 2020, to provide for the recovery of certain incentive compensation in the event of an Accounting Restatement. This Policy is intended to foster a culture of compliance and accountability, to reward integrity, and to reinforce the Company’s pay-for-performance compensation philosophy.

Statement of Policy

In the event that the Company is required to prepare an Accounting Restatement, except as otherwise set forth in this Policy, the Company shall recover, reasonably promptly, the Excess Incentive Compensation received by any Covered Executive during the Recoupment Period.

This Policy applies to all Incentive Compensation received during the Recoupment Period by a person

(a) after beginning service as a Covered Executive, (b) who served as a Covered Executive at any time during the performance period for that Incentive Compensation and (c) while the Company has a class of securities listed on the Nasdaq Stock Market LLC (“Nasdaq”) or another national securities exchange or association. This Policy may therefore apply to a Covered Executive even after that person is no longer a Company employee or a Covered Executive at the time of recovery.

Incentive Compensation is deemed “received” for purposes of this Policy in the fiscal period during which the financial reporting measure specified in the Incentive Compensation award is attained, even if the payment or issuance of such Incentive Compensation occurs after the end of that period. For example, if the performance target for an award is based on total stockholder return or revenue for the year ended December 31, 2023, the award will be deemed to have been received in 2023 even if paid in 2024.

Exceptions

The Company is not required to recover Excess Incentive Compensation pursuant to this Policy to the extent the Compensation Committee of the Board (the “Committee”) makes a determination that recovery would be impracticable for one of the following reasons (and the applicable procedural requirements are met):

(a)
after making a reasonable and documented attempt to recover the Excess Incentive Compensation, which documentation will be provided to Nasdaq to the extent required, the Committee determines that the direct expenses that would be paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered;

Exhibit 97.1

(b)
based on a legal opinion of counsel acceptable to the Nasdaq, the Committee determines that recovery would violate a home country law adopted prior to November 28, 2022; or

(c)
the Committee determines that recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

Definitions

“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. For the avoidance of doubt, a restatement resulting solely from any one or more of the following is not an Accounting Restatement: retrospective application of a change in generally accepted accounting principles; retrospective revision to reportable segment information due to a change in the structure of an issuer’s internal organization; retrospective reclassification due to a discontinued operation; retrospective application of a change in reporting entity, such as from a reorganization of entities under common control; retrospective adjustment to provisional amounts in connection with a prior business combination; and retrospective revision for stock splits, reverse stock splits, stock dividends or other changes in capital structure.

“Covered Executive” means the Company’s Chief Executive Officer, President, Chief Financial Officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function, any other officer who performs a policy-making function for the Company, any other person who performs similar policy- making functions for the Company, and any other employee who may from time to time be deemed subject to this Policy by the Committee. For purposes of the foregoing, designation by the Board as an “Officer” for purposes of Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) shall constitute designation as a Covered Executive.

“Excess Incentive Compensation” means the amount of Incentive Compensation received during the Recoupment Period by any Covered Executive that exceeds the amount of Incentive Compensation that otherwise would have been received by such Covered Executive if the determination of the Incentive Compensation to be received had been determined based on restated amounts in the Accounting Restatement and without regard to any taxes paid.

“Incentive Compensation” means any compensation (including cash and equity compensation) that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure. For purposes of this definition, a “financial reporting measure” is (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measure derived wholly or in part from such measures, or (ii) the Company’s stock price and/or total shareholder return. A financial reporting measure need not be presented within the financial statements or included in a filing with the U.S. Securities and Exchange Commission. Incentive

Compensation subject to this Policy may be provided by the Company or subsidiaries or affiliates of the Company (“Company Affiliates”).

Exhibit 97.1

“Recoupment Period” means the three completed fiscal years preceding the Trigger Date, and any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following those three completed fiscal years, provided that any transition period of nine months or more shall count as a full fiscal year.

“Trigger Date” means the earlier to occur of: (a) the date the Board, the Audit Committee of the Board of Directors (or such other committee of the Board as may be authorized to make such a conclusion), or the officer or officers of the Company authorized to take such action if action by the Board is not required concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; and (b) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement; in the case of both (a) and (b) regardless of if or when restated financial statements are filed.

Administration

This Policy is intended to comply with Nasdaq Listing Rule 5608, Section 10D of the Exchange Act, and Rule 10D-1(b)(1) as promulgated under the Exchange Act, and shall be interpreted in a manner consistent with those requirements. The Committee has full authority to interpret and administer this Policy. The Committee’s determinations under this Policy shall be final and binding on all persons, need not be uniform with respect to each individual covered by the Policy, and shall be given the maximum deference permitted by law.

The Committee has the authority to determine the appropriate means of recovering Excess Incentive Compensation based on the particular facts and circumstances, which could include, but is not limited to, seeking direct reimbursement, forfeiture of awards, offsets against other payments, and forfeiture of deferred compensation (subject to compliance with Section 409A of the Internal Revenue Code).

Subject to any limitations under applicable law, the Committee may authorize any officer or employee of the Company to take actions necessary or appropriate to carry out the purpose and intent of this Policy, provided that no such authorization shall relate to any recovery under this Policy that involves such officer or employee.

If the Committee cannot determine the amount of excess Incentive Compensation received by a Covered Executive directly from the information in the Accounting Restatement, such as in the case of Incentive Compensation tied to stock price or total stockholder return, then it shall make its determination based on its reasonable estimate of the effect of the Accounting Restatement and shall maintain documentation of such determination, including for purposes of providing such documentation to Nasdaq.

Except where an action is required by Nasdaq Listing Rule 5608, Section 10D of the Exchange Act or Rule 10D-1(b)(1) promulgated under the Exchange Act to be determined in a different matter, the Board may act to have the independent directors of the Board administer this policy in place of the Committee in any particular circumstance.

Each Covered Executive shall sign an Incentive Compensation Recovery Policy Acknowledgement and Agreement in the form approved by the Committee.

Exhibit 97.1

No Indemnification or Advancement of Legal Fees

Notwithstanding the terms of any indemnification agreement, insurance policy, contractual arrangement, the governing documents of the Company or other document or arrangement, the Company shall not indemnify any Covered Executive against, or pay the premiums for any insurance policy to cover, any amounts recovered under this Policy or any expenses that a Covered Executive incurs in opposing Company efforts to recoup amounts pursuant to the Policy.

Non-Exclusive Remedy; Successors

Recovery of Incentive Compensation pursuant to this Policy shall not in any way limit or affect the rights of the Company to pursue disciplinary, legal, or other action or pursue any other remedies available to it. This Policy shall be in addition to, and is not intended to limit, any rights of the Company to recover Incentive Compensation from Covered Executives under any legal remedy available to the Company and applicable laws and regulations, including but not limited to the Sarbanes-Oxley Act of 2002, as amended, or pursuant to the terms of any other Company policy, employment agreement, equity award agreement, or similar agreement with a Covered Executive.

This Policy shall be binding and enforceable against all Covered Executives and their successors, beneficiaries, heirs, executors, administrators, or other legal representatives.

Amendment

This Policy may be amended from time to time by the Committee of the Board. Effective Date

This Policy shall apply to any Incentive Compensation received on or after October 2, 2023.

Exhibit 97.1

EXHIBIT A – BROAD FORM OF ACKNOLWEDGMENT AND AGREEMENT

EYEPOINT, INC. INCENTIVE COMPENSATION RECOVERY POLICY

ACKNOWLEDGMENT AND AGREEMENT

This Acknowledgment and Agreement (this “Agreement”) is entered into as of the 30th day of November, 2023, between EyePoint, Inc., a Delaware corporation (the “Company”), and (the “Executive”), under the following circumstances:

WHEREAS, the Board of Directors of the Company (the “Board”) has adopted the Company Incentive Compensation Recovery Policy (the “Policy”);

WHEREAS, the Executive has been designated as a “Covered Executive” of the Company as defined in the Policy;

WHEREAS, in consideration of, and as a condition to the receipt of, future cash and equity-based awards, performance-based compensation, and other forms of cash or equity compensation made under the Company’s 2023 Long-Term Incentive Plan or any other incentive compensation plan or program of the Company, the Executive and the Company are entering into this Agreement; and

WHEREAS, defined terms used but not defined in this Agreement shall have the meanings set forth in the Policy.

NOW, THEREFORE, the Company and the Executive hereby agree as follows:

1.
The Executive hereby acknowledges receipt of the Policy, to which this Agreement is attached, and the terms of which are hereby incorporated into this Agreement by reference. The Executive has read and understands the Policy and has had the opportunity to ask questions to the Company regarding the Policy.
2.
The Executive hereby acknowledges and agrees that the Policy shall apply to any Incentive Compensation granted to the Executive by the Board or the Compensation Committee of the Board (the “Committee”) as set forth in the Policy and that all such Incentive Compensation shall be subject to recovery under the Policy.
3.
Any applicable award agreement or other document setting forth the terms and conditions of any Incentive Compensation granted to the Executive by the Board or the Committee shall be deemed to include the restrictions imposed by the Policy and incorporate the Policy by reference. In the event of any inconsistency between the provisions of the Policy and the applicable award agreement or other document setting forth the terms and conditions of any Incentive Compensation granted to the Executive, the terms of the Policy shall govern unless the terms of such other agreement or other document would result in a greater recovery by the Company.
4.
The Executive hereby acknowledges that, notwithstanding any indemnification agreement or other

Exhibit 97.1

arrangement between the Company and the Executive, the Company shall not indemnify the

Executive against, or pay the premiums for any insurance policy to cover, losses incurred under the Policy.

5.
In the event it is determined by the Company that any amounts granted, awarded, earned or paid to the Executive must be forfeited or reimbursed to the Company, the Executive will promptly take any action necessary to effectuate such forfeiture and/or reimbursement.
6.
This Agreement and the Policy shall survive and continue in full force and in accordance with their terms notwithstanding any termination of the Executive’s employment with the Company and its affiliates.
7.
This Agreement may be executed in two or more counterparts, and by facsimile or electronic transmission (such as PDF), each of which will be deemed to be an original but all of which, taken together, shall constitute one and the same Agreement.
8.
This Agreement shall be governed by the laws of the Commonwealth of Massachusetts, without reference to principles of conflict of laws.
9.
No modifications or amendments of the terms of this Agreement shall be effective unless in writing and signed by the parties hereto or their respective duly authorized agents. The provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, administrators, heirs, legal representatives and assigns of the Executive, and the successors and assigns of the Company.

[Signature Page Follows]

Exhibit 97.1

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

EYEPOINT, INC.

By: Name:

Title:

[EXECUTIVE]

Name: Title: